UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell International Finance B.V.

Carel van Bylandtlaan 30

2596 HR The Hague

The Netherlands

SHELL INTERNATIONAL FINANCE B.V.

ANNOUNCES CME TERM SOFR AS REPLACEMENT REFERENCE RATE FOR OUTSTANDING U.S. DOLLAR LIBOR-LINKED SECURITIES

The Hague, Netherlands, June 28, 2023 – Shell International Finance B.V. (“Shell International”), has outstanding floating rate debt, being  $500,000,000 Floating Rate Guaranteed Notes due 2023 (ISIN: US822582CA82), that are governed by New York law, for which U.S. dollar LIBOR (“USD LIBOR”), for three-month tenor, serves as the benchmark rate used in connection with the calculation or determination of applicable interest payments (the “USD LIBOR Notes”). On March 5, 2021, the U.K.’s Financial Conduct Authority announced that after June 30, 2023, USD LIBOR for such tenors (along with other remaining tenors of USD LIBOR) would cease publication or no longer be representative. In connection with the cessation of representative USD LIBOR, on March 15, 2022, Congress enacted the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”), and the Board of Governors of the Federal Reserve System has issued final rules thereunder (the “LIBOR Rule”).

Shell International is issuing this press release to announce that, for the Interest Period (as defined in the Prospectus Supplement dated November 7, 2018) commencing after the first London banking date after June 30, 2023 being July 3, 2023 (the “LIBOR Replacement Date”), the CME Term SOFR reference rate published for the three-month tenor (that corresponds to the USD LIBOR tenor of the USD LIBOR Notes), as administered by CME Group Benchmark Administration, Ltd. (or any successor administrator thereof) (“Three Month CME Term SOFR”), plus the applicable tenor spread adjustment described below  will be the reference rate for calculations or determinations of applicable interest for the USD LIBOR Notes, in accordance with the LIBOR Act and the LIBOR Rule.

The replacement rate, and therefore calculation of the amount of interest payable on the USD LIBOR Notes for the Interest Period with a reference rate linked to Three Month CME Term SOFR, will also include the tenor spread adjustment of 0.26161 percent per annum, as specified in the LIBOR Act.

For the avoidance of doubt, the interest rate payable on the USD LIBOR Notes for the current Interest Period, such payment of interest occurring on the Interest Payment Date (as defined in the Prospectus Supplement, dated November 7, 2018), falling on August 13, 2023 (as postponed to Monday, August 14, 2023, following the Business Day Convention (as defined in the Prospectus Supplement, dated November 7, 2018), will be USD LIBOR plus 0.40 percent, as determined at the start of the current Interest Period. The interest rate payable on the USD LIBOR Notes on the  Interest Period commencing after the LIBOR Replacement Date, (such Interest Period beginning on the Interest Payment Date falling on  August 13, 2023 and ending on the following Interest Payment Date, being November 13, 2023) will be determined by reference to Three Month CME Term SOFR and will be the sum of (i) Three Month CME Term SOFR; plus (ii) 0.40 percent; plus (iii) 0.26161 percent per annum.

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this release “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this release refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements
This release contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2022 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this release and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this release, June 28, 2023. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.

Shell’s net carbon intensity
Also, in this release we may refer to Shell’s “Net Carbon Intensity”, which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year.  They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years.  However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCI target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking Non-GAAP measures
This release may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this release do not form part of this release.

We may have used certain terms, such as resources, in this release that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: June 28, 2023	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary